Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

DIVIDEND INCREASED 10% - DECLARED FOR 31st CONSECUTIVE YEAR

Toronto (December 12, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM)  (“Agnico-Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved a 10% increase in the quarterly cash dividend to $0.22 per common share.  The next quarterly dividend will be paid on March 15, 2013 to shareholders of record as of March 1, 2013.  Agnico-Eagle has now declared a cash dividend to its shareholders for 31 consecutive years.

“We are proud to demonstrate the quality of our business with another dividend increase” said Sean Boyd, President and Chief Executive Officer.  “With our proven strategy for increasing shareholder value remaining unchanged, we look forward to advancing our growth projects at La India, Goldex, LaRonde and Meliadine in 2013 and preparing for our next phase of production and cash flow growth” added Mr. Boyd.

Other Expected Dividend Record and Payment Dates for 2013

Record Date	Payment Date
June 3	June 17
September 3	September 17
December 2	December 16

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

Senior Management Addition

Agnico-Eagle’s Board of Directors is pleased to welcome Mr. Brian Christie to its senior management team.  Mr. Christie has been appointed Vice-President, Investor Relations.  In this role, he will lead and oversee all aspects of the Company’s Investor Relations function.

Brian has a Master’s degree in Geology from Queen’s University as well as holding an Honours degree in Geology from the University of Toronto.  Most recently Brian was with Desjardins Securities as VP and Director, Precious Metals Analyst.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnico-eagle.com

Forward-looking statements

The information in this news release has been prepared as at December 12, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “expected”, “will” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to expected dividend payment and record dates, and dividend amounts in 2013, as well as advancing growth projects and preparing for production and cash flow growth.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico-Eagle. Agnico-Eagle disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

Further Information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com or call (416) 947-1212.